                                                FILED PURSUANT TO RULE 424(b)(3)
                                                REGISTRATION NO. 333-33500

PROSPECTUS

                                2,000,000 SHARES


                             INCYTE GENOMICS, INC.


                                  COMMON STOCK
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      The selling stockholders identified in this prospectus may sell up to 2,000,000 shares of our common stock.

      Our common stock is traded on the Nasdaq National Market under the symbol "INCY." The last reported sale price of our common stock on the Nasdaq National Market on July 31, 2000 was $75.8125 per share.

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      INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. YOU SHOULD CAREFULLY READ AND CONSIDER THE "RISK FACTORS" BEGINNING ON PAGE 3.

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      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                 The date of this prospectus is August 2, 2000

      You should read carefully the entire prospectus, as well as the documents incorporated by reference in the prospectus, before making an investment decision.

                              INCYTE GENOMICS, INC.

      We provide products and services based on genomic information. Genomics involves the analysis of genetic information and its relationship to disease. We develop and sell the following products and services:

      -  genomic databases that include

         - our proprietary and publicly available genomic information, including the order, or sequence, of the molecules, or bases, in the DNA comprising genes,

         - information regarding variations in a single base between two individuals, which are referred to as single nucleotide polymorphisms or SNPs, and

         - gene expression information, which is information regarding the extent to which specific genes in a cell are active in specified conditions;

      -  software that helps to analyze and manage genomic data;

      - microarray-based gene expression services that use microarrays, which are silicon or glass chips that have different DNA fragments, or probes, located in known positions on the chips, to obtain gene expression information; and

      - physical copies of genes or gene fragments in our databases, called bioreagents, and related services.

      We focus on providing integrated products and services designed to assist pharmaceutical and biotechnology companies in the discovery and development of new drugs and diagnostic tests. Our products and services can be applied to gene discovery, understanding the genetic bases for diseases, identifying new molecules that may play a role in the disease process, referred to as drug targets, and the discovery and correlation of variations in the sequence of individual genes to disease.

      Incyte and LifeSeq are our registered trademarks. GEM is our trademark. We also refer to trademarks of other corporations and organizations in this prospectus.

      Incyte was incorporated in Delaware in 1991. We changed our name from Incyte Pharmaceuticals, Inc. to Incyte Genomics, Inc. in June 2000. Our executive offices are located at 3160 Porter Drive, Palo Alto, California 94304 and our telephone number is (650) 855-0555.

                                  RISK FACTORS

WE HAVE HAD ONLY LIMITED PERIODS OF PROFITABILITY, WE EXPECT TO INCUR LOSSES IN THE FUTURE AND WE MAY NOT RETURN TO PROFITABILITY

      We had net losses from inception in 1991 through 1996 and again incurred net losses in 1999 and the six months ended June 30, 2000. Because of those losses, we had an accumulated deficit of $69.9 million as of June 30, 2000. In 2000, we intend to continue to spend significant amounts on new product and technology development, including making our products available online, and to increase our investment in marketing, sales and customer service. The amounts we intend to spend on new product and technology development include spending for our efforts to determine the sequence of genes, or genomic sequencing, determine gene functions, develop database and software products such as our gene expression database, discover SNPs, expand research and development alliances, and develop electronic commerce products. As a result, we expect to report a net loss for the year ending December 31, 2000. We may report net losses in future periods as well. We will not return to profitability unless we increase our revenues.

TO GENERATE SIGNIFICANT REVENUES AND RETURN TO PROFITABILITY, WE MUST OBTAIN ADDITIONAL DATABASE COLLABORATORS AND RETAIN EXISTING COLLABORATORS


      As of June 30, 2000, we had over 20 database agreements. If we are unable to enter into additional agreements we will not generate additional revenues. Also, our current database collaborators may choose not to renew their agreements upon expiration. Our database revenues are also affected by the extent to which existing collaborators expand their agreements with us to include our new database products and the extent that existing collaborators reduce the number of products or services for which they subscribe. Some of our database agreements require us to meet performance obligations. A database collaborator can terminate its agreement before the end of its scheduled term if we breach the agreement and fail to cure the breach within a specified period.



OUR LONGER-TERM STRATEGY FOR PROFITABILITY INCLUDES LICENSES UNDER OUR GENE-RELATED INTELLECTUAL PROPERTY TO OUR DATABASE COLLABORATORS, BUT THESE LICENSES WILL NOT CONTRIBUTE TO REVENUES FOR SEVERAL YEARS, AND MAY NEVER RESULT IN REVENUES

      Part of our strategy is to license to database collaborators our know how and patent rights associated with the genetic information in our proprietary databases, for use in the discovery and development of potential pharmaceutical, diagnostic or other products. Any potential product that is the subject of such a license will require several years of further development, clinical testing and regulatory approval before commercialization. Therefore, milestone or royalty payments from these collaborations may not contribute to revenues for several years, if at all.

IF WE ARE NOT ABLE TO GENERATE SIGNIFICANT REVENUES FROM EXPRESSION DATABASES AND MICROARRAY SERVICES, WE MAY NOT BE PROFITABLE

      We acquired Synteni, Inc. in January 1998 to provide microarray services and to generate information for our gene expression database. The contribution of our microarray operations to our operating results depends on whether we can continue to obtain high-volume customers for microarray services and expression databases, whether we can continue to increase our microarray production capacity in a timely manner and with consistent volumes and quality, and the costs associated with increasing our microarray production capacity.

OUR OPERATING RESULTS ARE UNPREDICTABLE, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE AND RESULT IN LOSSES TO INVESTORS

      Our operating results are unpredictable and may fluctuate significantly from period to period, which may cause our stock price to decline and result in losses to investors. Some of the factors that could cause our operating results to fluctuate include:

      - changes in the demand for our products and services, including our database business;

      - the introduction of competitive databases or services, including databases of publicly available, or public domain, genetic information;

      - the nature, pricing and timing of other products and services provided to our collaborators;

      - acquisition, licensing and other costs related to the expansion of our operations, including operating losses of acquired businesses;

      - losses and expenses related to our investments in joint ventures and businesses;

      - regulatory developments or changes in public perceptions relating to the use of genetic information and the diagnosis and treatment of disease based on genetic information;

      - changes in intellectual property laws that affect our rights in genetic information that we sell;

      - payments of milestones, license fees or research payments under the terms of our increasing number of external alliances; and

      - expenses related to, and the results of, litigation and other proceedings relating to intellectual property rights, including the lawsuits filed by Affymetrix, Inc.

      We have significant fixed expenses, due in part to our need to continue to invest in product development and extensive support for our database collaborators. We may be unable to adjust our expenditures if revenues in a particular period fail to meet our expectations, which would harm our operating results for that period. Forecasting operating and integration expenses for acquired businesses may be particularly difficult, especially where the acquired business focuses on technologies that do not have an established market. We believe that period-to-period comparisons of our financial results will not necessarily be meaningful. You should not rely on these comparisons as an indication of our future performance. If our operating results in any future period fall below the expectations of securities analysts and investors, our stock price will likely fall, possibly by a significant amount.

OUR INDUSTRY IS INTENSELY COMPETITIVE, AND IF WE DO NOT COMPETE EFFECTIVELY, OUR REVENUES MAY DECLINE

      We compete in markets that are new, intensely competitive, rapidly changing, and fragmented. Many of our current and potential competitors have greater financial, human and other resources than we do. If we cannot respond quickly to changing customer requirements, secure intellectual property positions, or adapt quickly and obtain access to new and emerging technologies, our revenues may decline. Our competitors include

      -  Celera Genomics Group of PE Corporation,

      -  CuraGen Corporation,

      -  Gene Logic Inc.,

      -  Human Genome Sciences, Inc.,


      -  major pharmaceutical companies, and

      - universities and other research institutions, including The SNP Consortium, which is funded by a number of pharmaceutical companies, and those receiving funding from the federally funded Human Genome Project.

      The human genome contains a finite number of genes. Our competitors may seek to identify, sequence and determine the biological function of numerous genes in order to obtain a proprietary position with respect to new genes.

      In addition, we face competition from companies who are developing and may seek to develop new technologies for discovering the functions of genes, gene expression information, including microarray technologies, discovery of variations among genes and related technologies. Also, if we are unable to obtain the technology we currently use or new advanced technology on acceptable terms, but other companies are, we will be unable to compete.

      We also face competition from providers of software. A number of companies have announced their intent to develop and market software to assist pharmaceutical companies and academic researchers in managing and analyzing their own genomic data and publicly available data. If pharmaceutical companies and researchers are able to manage their own genomic data, they may not subscribe to our databases.

      Extensive research efforts resulting in rapid technological progress characterize the genomics industry. To remain competitive, we must continue to expand our databases, improve our software, and invest in new technologies. New developments will probably continue, and discoveries by others may render our services and potential products noncompetitive.

IF PATENT POSITIONS BECOME PUBLICLY AVAILABLE, OR IF OUR COMPETITORS PUBLICLY DISCLOSE THEIR DISCOVERIES, OUR REVENUES COULD DECLINE

      Our competitors may discover and establish patent positions with respect to the genes in our databases. Our competitors and other entities who engage in discovering the way in which genes are ordered in DNA may also make the results of their sequencing efforts publicly available. Currently, academic institutions and other laboratories participating in the Human Genome Project make their gene sequence information available through a number of publicly available databases, including the GenBank database. Also, Celera Genomics Group has publicly stated that it is committed to make available to the public basic human sequence data. The public availability of these discoveries or resulting patent positions covering substantial portions of the human genome could reduce the potential value of our databases to our collaborators. It could also impair our ability to realize royalties or other revenue from any commercialized products based on this genetic information.

WE ARE INVOLVED IN PATENT LITIGATION, WHICH IF NOT RESOLVED FAVORABLY COULD REQUIRE US TO PAY DAMAGES AND STOP SELLING AND USING MICROARRAY PRODUCTS

      We are currently involved in patent litigation. If we lose this litigation we could be prevented from producing and using our microarray products and be required to pay damages. In January 1998, Affymetrix filed a lawsuit in federal court alleging infringement of U.S. patent number 5,445,934 by both Synteni and Incyte. The complaint alleges that Synteni and Incyte infringed the `934 patent by making, using, selling, importing, distributing or offering to sell high density arrays in the United States and that this infringement was willful. Affymetrix seeks a permanent injunction enjoining Synteni and Incyte from further infringement of the `934 patent and seeks damages, costs, attorneys' fees and interest. Affymetrix also requests triple damages based on allegedly willful infringement.

      In September 1998, Affymetrix filed an additional lawsuit alleging infringement of U.S. patent numbers 5,744,305 and 5,800,992 by Synteni and Incyte. The complaint alleges that Synteni and Incyte infringed the `305 patent has been infringed by Synteni's and Incyte's making, using, selling, importing, distributing or offering to sell high density arrays in the United States. It also alleges that Synteni and Incyte infringed the `992 patent by using their GEM microarray technology to conduct gene expression monitoring using two-color labeling and that this infringement was willful. Affymetrix had sought a preliminary injunction enjoining Synteni and Incyte from using GEM microarray technology to conduct this kind of gene expression monitoring, and a permanent injunction enjoining Synteni and Incyte from further infringing the `305 and `992 patents.

      The lawsuits were initially filed in the United States District Court for the District of Delaware. In November 1998, the court granted Incyte's motion to transfer the suits to the United States District Court for the Northern District of California. Affymetrix's request for a preliminary injunction was denied in May 1999. The court has scheduled a pretrial hearing in November 2000 to determine how to construe the patent claims that will be litigated in trial;
but has not scheduled any other pretrial hearings or set a trial date.

      In April 1999, the Board of Patent Appeals and Interferences of the United States Patent and Trademark Office declared interferences between pending patent applications licensed exclusively to us and the Affymetrix `305 and `992 patents. The Board of Patent Appeals and Interferences invokes an interference proceeding when more than one patent applicant claims the same invention and, during the proceeding, evaluates all relevant facts and makes a determination as to who, if anyone, is entitled to the patent on the disputed invention. In September 1999, the Board of Patent Appeals and Interferences ruled that patents licensed by Incyte and Synteni from Stanford University were not entitled to priority over corresponding claims in the two Affymetrix patents. We are seeking de novo review in the United States District Court for the Northern District of California.

      We believe we have meritorious defenses and intend to defend these suits vigorously. However, our defense may be unsuccessful. At this time, we cannot reasonably estimate the possible range of any loss resulting from these suits due to uncertainty about the ultimate outcome. We have spent and expect to continue to spend a significant amount of money and management time on this litigation. Also, if we are required to license any technology as a result of these suits, we do not know whether we will be able to do so on commercially acceptable terms, if at all. This litigation may also affect our potential customers' willingness to use our microarray services and gene expression databases, which could affect our revenues.

IF WE ARE SUBJECT TO ADDITIONAL LITIGATION AND INFRINGEMENT CLAIMS, THEY COULD BE COSTLY AND DISRUPT OUR BUSINESS

      The technology that we use to develop our products, and the technology that we incorporate in our products, may be subject to claims that they infringe the patents or proprietary rights of others. The risk of this occurring will tend to increase as the genomics, biotechnology and software industries expand, more patents are issued and other companies attempt to discover genes and SNPs and engage in other genomic-related businesses.

      As is typical in the genomics, biotechnology and software industries, we have received, and we will probably receive in the future, notices from third parties alleging patent infringement. We believe that we are not infringing the patent rights of any third parties. Except for Affymetrix, no third party has filed a patent lawsuit against us.

      We may, however, be involved in future lawsuits alleging patent infringement or other intellectual property rights violations. In addition, litigation may be necessary to:

      -  assert claims of infringement;

      -  enforce our patents;

      -  protect our trade secrets or know-how; or

      - determine the enforceability, scope and validity of the proprietary rights of others.

      We may be unsuccessful in defending or pursuing these lawsuits. Regardless of the outcome, litigation can be very costly and can divert management's efforts. An adverse determination may subject us to significant liabilities or require us to seek licenses to other parties' patents or proprietary rights. We may also be restricted or prevented from manufacturing or selling our products and services. Further, we may not be able to obtain any necessary licenses on acceptable terms, if at all.

WE MAY BE UNABLE TO PROTECT OUR PROPRIETARY INFORMATION, WHICH MAY RESULT IN ITS UNAUTHORIZED USE AND A LOSS OF REVENUE

      Our business and competitive position depend upon our ability to protect our proprietary database information and software technology. Despite our efforts to protect this information and technology, unauthorized parties may attempt to obtain and use information that we regard as proprietary. Although our database subscription agreements require our subscribers to control access to our databases, policing unauthorized use of our databases and software may be difficult.

      We pursue a policy of having our employees, consultants and advisors execute proprietary information and invention agreements when they begin working for us. However, these agreements may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure.

      Our means of protecting our proprietary rights may not be adequate, and our competitors may:

      - independently develop substantially equivalent proprietary information and techniques;

      -  otherwise gain access to our proprietary information; or

      -  design around patents issued to us or our other intellectual property.

IF THE INVENTIONS DESCRIBED IN OUR PATENT APPLICATIONS ON FULL-LENGTH OR PARTIAL GENES ARE FOUND TO BE UNPATENTABLE, OUR ISSUED PATENTS ARE NOT ENFORCED OR OUR PATENT APPLICATIONS CONFLICT WITH PATENT APPLICATIONS FILED BY OTHERS, OUR REVENUES MAY DECLINE

      One of our strategies is to file patent applications on what we believe to be novel full-length and partial genes and SNPs obtained through our efforts to discover the order, or sequence, of the molecules, or bases, of genes. We have filed U.S. patent applications in which we claimed partial sequences of some genes. We have also applied for patents in the U.S. and other countries claiming full-length gene sequences associated with cells and tissues involved in our gene sequencing program. We hold a number of issued U.S. patents on full-length genes and one issued U.S. patent claiming multiple partial gene sequences. While the United States Patent and Trademark Office has issued patents covering full-length genes, partial gene sequences and SNPs, the Patent and Trademark Office may choose to interpret new guidelines for the issuance of patents in a more restrictive manner in the future, which could impact the issuance of our pending patent applications. We also do not know whether or how courts may enforce our issued patents, if that becomes necessary. If a court finds these types of inventions to be unpatentable, or interprets them narrowly, the value of our patent portfolio and possibly our revenues could be diminished.

      We believe that some of our patent applications claim genes and partial sequences of genes that may also be claimed in patent applications filed by others. In some or all of these applications, a determination of priority of inventorship may need to be decided in an interference before the United States Patent and Trademark Office, before a patent is issued. If a full-length or partial length sequence for which we seek a patent is issued to one of our competitors, we may be unable to include that full-length or partial length sequence on a microarray or in a library of bioreagents. This could result in a loss of revenues.

IF THE EFFECTIVE TERM OF OUR PATENTS IS DECREASED DUE TO CHANGES IN THE U.S. PATENT LAWS OR IF WE NEED TO REFILE SOME OF OUR PATENT APPLICATIONS, THE VALUE OF OUR PATENT PORTFOLIO AND THE REVENUES WE DERIVE FROM IT MAY BE DECREASED

      The value of our patents depends in part on their duration. A shorter period of patent protection could lessen the value of our rights under any patents that we obtain and may decrease the revenues we derive from our patents. The U.S. patent laws were amended in 1995 to change the term of patent protection from 17 years from patent issuance to 20 years from the earliest effective filing date of the application. Because the average time from filing to issuance of biotechnology applications is at least one year and may be more than three years depending on the subject matter, a 20-year patent term from the filing date may result in substantially shorter patent protection. Also, we may need to refile some of our applications claiming large numbers of gene sequences and, in these situations, the patent term will be measured from the date of the earliest priority application. This would shorten our period of patent exclusivity and may decrease the revenues that we might obtain from the patents.

INTERNATIONAL PATENT PROTECTION IS PARTICULARLY UNCERTAIN, AND IF WE ARE INVOLVED IN OPPOSITION PROCEEDINGS IN FOREIGN COUNTRIES, WE MAY HAVE TO EXPEND SUBSTANTIAL SUMS AND MANAGEMENT RESOURCES

      Biotechnology patent law outside the United States is even more uncertain than in the United States and is currently undergoing review and revision in many countries. Further, the laws of some foreign countries may not protect our intellectual property rights to the same extent as U.S. laws. We may participate in opposition proceedings to determine the validity of our foreign patents or our competitors foreign patents, which could result in substantial costs and diversion of our efforts.

IF OUR NEW PROGRAMS RELATING TO THE ROLE OF GENETIC VARIATION IN DISEASE AND DRUG RESPONSE ARE NOT SUCCESSFUL, THEY MAY NOT GENERATE SIGNIFICANT REVENUES OR RESULT IN PROFITABLE OPERATIONS

      We recently began to focus part of our business on developing information-based and other products and services to assist pharmaceutical companies in a new and unproven area: the identification and correlation of variation in genetic composition to disease and drug response. We will incur significant costs over the next several years in expanding our research and development in this area. These activities may never generate significant revenues or profitable operations.

      This new aspect of our business will focus on single nucleotide polymorphisms or SNPs, one type of genetic variation. The role of SNPs in disease and drug response is not fully understood, and relatively few, if any, therapeutic or diagnostic products based on SNPs have been developed and commercialized. Among other things, demand in this area may be adversely affected by ethical and social concerns about the confidentiality of patient-specific genetic information and about the use of genetic testing for diagnostic purposes.

      Except for a few anecdotal examples, there is no proof that SNPs have any correlation to diseases or a patient's response to a particular drug or class of drug. Identifying statistically significant correlations is time-consuming and could involve the collection and screening of a large number of patient samples. We do not know if the SNPs we have discovered to date are suitable for these correlation studies because the variations we discovered may not occur frequently enough to justify use by a pharmaceutical company.

      Our success in this area will also depend upon our ability to develop, use and enhance new and relatively unproven technologies. Among other things, we will need to continue to improve the throughput of our SNP-discovery technology. We may not be able to achieve these necessary improvements, and other factors may impair our ability to develop our SNP-related products and services in time to be competitively available.

IF OUR STRATEGIC INVESTMENTS RESULT IN LOSSES, OUR EARNINGS MAY DECLINE

      We make strategic investments in joint ventures or businesses that complement our business. These investments may:

      - often be made in securities lacking a public trading market or subject to trading restrictions, either of which increases our risk and reduces the liquidity of our investment;

      - require us to record losses and expenses related to our ownership interest, such as the losses we reported in 1997, 1998 and 1999 related to our investment in diaDexus, LLC;

      - require us to record charges related to the acquisition of in-process technologies or for the impairment in the value of the securities underlying our investment; and

      - require us to invest greater amounts than anticipated or to devote substantial management time to the management of research and development relationships and joint ventures.

      The market values of many of these investments fluctuate significantly. We evaluate our long-term equity investments for impairment of their values on a quarterly basis. Impairment could result in future charges to our earnings. These losses and expenses may exceed the amounts that we anticipated.

BECAUSE OUR SALES CYCLE IS LENGTHY, WE MAY SPEND A LOT OF TIME AND MONEY TRYING TO OBTAIN NEW OR RENEWED SUBSCRIPTIONS TO OUR PRODUCTS AND SERVICES BUT MAY BE UNSUCCESSFUL, WHICH COULD HURT OUR PROFITABILITY

      Our ability to obtain new subscribers for our databases, software tools and microarray and other services or to obtain renewals or additions to existing subscriptions depends upon prospective subscribers' perceptions that our products and services can help accelerate drug discovery efforts. Our database sales cycle is typically lengthy because we need to educate our potential subscribers and sell the benefits of our tools and services to a variety of constituencies within potential subscriber companies. In addition, each database subscription and microarray services agreement involves the negotiation of unique terms. We may expend substantial funds and management effort with no assurance that a new, renewed or expanded subscription or services agreement will result. These expenditures, without increased revenues, will negatively impact our profitability. Actual and proposed consolidations of pharmaceutical companies have affected the timing and progress of our sales efforts. We expect that future proposed consolidations will have similar effects.

IF WE ENCOUNTER PROBLEMS IN MEETING CUSTOMERS' SOFTWARE NEEDS, OUR REVENUES COULD DECLINE AND WE COULD LOSE OUR CUSTOMERS' GOODWILL

      Our databases require software support and will need to incorporate features determined by database collaborators. If we experience delays or difficulties in implementing our database software or collaborator-requested features, we may be unable to service our collaborators, which could result in a loss of revenues and customer goodwill.

WE HAVE ENCOUNTERED DIFFICULTIES INTEGRATING COMPANIES WE ACQUIRED, AND IF IN THE FUTURE WE CANNOT SMOOTHLY INTEGRATE BUSINESSES WE ACQUIRE, OUR OPERATIONS AND FINANCIAL RESULTS COULD BE HARMED

      As part of our business strategy, we may acquire other assets, technologies and businesses. Our past acquisitions have involved and our future acquisitions may involve risks such as the following:

      -  we may be exposed to unknown liabilities of acquired companies;

      - our acquisition and integration costs may be higher than we anticipated and may cause our quarterly and annual operating results to fluctuate;

      - we may experience difficulty and expense in assimilating the operations and personnel of the acquired businesses, disrupting our business and diverting management's time and attention;

      - we may be unable to integrate or complete the development and application of acquired technology;

      - we may experience difficulties in establishing and maintaining uniform standards, controls, procedures and policies;

      - our relationships with key customers of acquired businesses may be impaired, due to changes in management and ownership of the acquired businesses;

      -  we may be unable to retain key employees of the acquired businesses;

      - we may incur amortization expenses if an acquisition results in significant goodwill or other intangible assets; and

      - our stockholders may be diluted if we pay for the acquisition with equity securities.

      In addition, if we acquire additional businesses that are not located near our Palo Alto, California headquarters, we may experience more difficulty integrating and managing the acquired businesses' operations.

IF WE ARE UNABLE TO MANAGE EFFECTIVELY OUR GROWTH, OUR OPERATIONS AND ABILITY TO SUPPORT OUR CUSTOMERS COULD BE AFFECTED, WHICH COULD HARM OUR REVENUES

      We expect to continue to experience significant growth in the number of our employees and the scope of our operations. This growth has placed, and may continue to place, a significant strain on our management and operations. Our ability to manage this growth will depend upon our ability to attract, hire and retain skilled employees. Our success will also depend on the ability of our officers and key employees to continue to implement and improve our operational and other systems and to hire, train and manage our employees.

      In addition, we must continue to invest in customer support resources as the number of database collaborators and their requests for support increase. Our database collaborators typically have worldwide operations and may require support at multiple U.S. and foreign sites. To provide this support, we may need to open offices in additional locations, which could result in additional burdens on our systems and resources.

WE DEPEND ON KEY EMPLOYEES IN A COMPETITIVE MARKET FOR SKILLED PERSONNEL, AND THE LOSS OF THE SERVICES OF ANY OF OUR KEY EMPLOYEES WOULD AFFECT OUR ABILITY TO ACHIEVE OUR OBJECTIVES

      We are highly dependent on the principal members of our management, operations and scientific staff. Our product development, operations and marketing efforts would be delayed or curtailed if we lose the services of any of these people.

      Our future success also will depend in part on the continued service of our executive management team, key scientific, software, bioinformatics and management personnel and our ability to identify, hire, train and retain additional personnel, including customer service, marketing and sales staff. We experience intense competition for qualified personnel. If we are unable to continue to attract, train and retain these personnel, we may be unable to expand our business.

WE RELY ON A SMALL NUMBER OF SUPPLIERS OF PRODUCTS WE NEED FOR OUR BUSINESS, AND IF WE ARE UNABLE TO OBTAIN SUFFICIENT SUPPLIES, WE WILL BE UNABLE TO COMPETE EFFECTIVELY

      Currently, we use gene sequencing machines supplied by Molecular Dynamics, a subsidiary of Amersham Pharmacia Biotech, Ltd., and chemicals used in the sequencing process, called reagents, supplied by Sigma-Aldrich, Inc., in our gene sequencing operations. If we are not able to obtain additional machines or an adequate supply of reagents or other materials at commercially reasonable rates, our ability to identify genes or genetic variations would be slower and more expensive.

IF THE INFORMATION WE OBTAIN FROM THIRD-PARTY DATA SOURCES IS CORRUPT OR VIOLATES THE LAW, OUR REVENUES AND OPERATING RESULTS COULD DECLINE

      We rely on and include in our databases scientific and other data supplied by others, including publicly available information from sources such as the Human Genome Project. This data could contain errors or other defects, which could corrupt our databases. In addition, we cannot guarantee that our data sources acquired this information in compliance with legal requirements. If this data caused database corruption or violated legal requirements, we would be unable to sell subscriptions to our databases. These lost sales would harm our revenue and operating results.

SECURITY RISKS IN ELECTRONIC COMMERCE OR UNFAVORABLE INTERNET REGULATIONS MAY DETER FUTURE USE OF OUR PRODUCTS AND SERVICES, WHICH COULD RESULT IN A LOSS OF REVENUES

      We plan to make our products available through our website on the Internet and have recently introduced our first online product, the LifeSeq Gene-by-Gene program. Our ability to provide secure transmissions of confidential information over the Internet may limit online use of our products and services by our database collaborators as we may be limited by our inability to provide secure transmissions of confidential information over the Internet. Advances in computer capabilities and new discoveries in the field of cryptography may compromise the security measures we use to protect our website, access to our databases, and transmissions to and from our website.

If our security measures are breached, our proprietary information or confidential information about our collaborators could be misappropriated. Also, a security breach could result in interruptions in our operations. The security measures we adopt may not be sufficient to prevent breaches, and we may be required to incur significant costs to protect against security breaches or to alleviate problems caused by breaches. Further, if the security of our website, or the website of another company, is breached, our collaborators may no longer use the Internet when the transmission of confidential information is involved. For example, recent attacks by computer hackers on major e-commerce websites and other Internet service providers have heightened concerns regarding the security and reliability of the Internet.

      Because of the growth in electronic commerce, the United States Congress has held hearings on whether to further regulate providers of services and transactions in the electronic commerce market. The federal government could enact laws, rules and regulations that would affect our business and operations. Individual states could also enact laws regulating the use of the Internet. If enacted, these federal and state laws, rules and regulations could require us to change our online business and operations, which could limit our growth and our development of our online products.

BECAUSE OUR ACTIVITIES INVOLVE THE USE OF HAZARDOUS MATERIALS, WE MAY BE SUBJECT TO COSTLY ENVIRONMENTAL LIABILITY THAT COULD EXCEED OUR RESOURCES

      Our research and development involves the controlled use of hazardous and radioactive materials and biological waste. We are subject to federal, state and local laws and regulations governing the use, manufacture, storage, handling and disposal of these materials and waste products. Although we believe that our safety procedures for handling and disposing of these materials comply with legally prescribed standards, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of an accident, we could be held liable for damages, and this liability could exceed our resources.

      We believe that we are in compliance in all material respects with applicable environmental laws and regulations and currently do not expect to make material additional capital expenditures for environmental control facilities in the near term. However, we may have to incur significant costs to comply with current or future environmental laws and regulations.

BECAUSE OUR REVENUES ARE DERIVED PRIMARILY FROM THE PHARMACEUTICAL AND BIOTECHNOLOGY INDUSTRIES, OUR REVENUES MAY FLUCTUATE SUBSTANTIALLY DUE TO REDUCTIONS AND DELAYS IN RESEARCH AND DEVELOPMENT EXPENDITURES

      We expect that our revenues in the foreseeable future will be derived primarily from products and services provided to the pharmaceutical and biotechnology industries as well as to the academic community. Accordingly, our success will depend in large part upon the success of the companies within these industries and their demand for our products and services. Our operating results may fluctuate substantially due to reductions and delays in research and development expenditures by companies in these industries or by the academic community. These reductions and delays may result from factors such as:

      -  changes in economic conditions;

      -  consolidation in the pharmaceutical industry;

      - changes in the regulatory environment affecting health care and health care providers;

      -  pricing pressures;

      -  market-driven pressures on companies to consolidate and reduce costs;
         and

      -  other factors affecting research and development spending.

These factors are not within our control.

IF A NATURAL DISASTER OCCURS, WE MAY HAVE TO CEASE OR LIMIT OUR BUSINESS OPERATIONS

      We conduct our database, sequencing and a significant portion of our other activities at our facilities in Palo Alto, California, and conduct our microarray-related activities at our facilities in Fremont, California. Both locations are in a seismically active area. Although we maintain business interruption insurance, we do not have or plan to obtain earthquake insurance. A major catastrophe, such as an earthquake or other natural disaster, could result in a prolonged interruption of our business.

WE HAVE A LARGE AMOUNT OF DEBT AND OUR DEBT SERVICE OBLIGATIONS MAY PREVENT US FROM TAKING ACTIONS THAT WE WOULD OTHERWISE CONSIDER TO BE IN OUR BEST INTERESTS

      As of June 30, 2000, we had

      -  total consolidated debt of approximately $203.3 million, and

      -  stockholders' equity of approximately $601.9 million, and

      - a deficiency of earnings available to cover fixed charges of $13.5 million for the six months ended June 30, 2000.

      A variety of uncertainties and contingencies will affect our future performance, many of which are beyond our control. We may not generate sufficient cash flow in the future to enable us to meet our anticipated fixed charges, including our debt service requirements with respect to the $200 million of convertible subordinated notes we sold in February 2000. The following table shows the aggregate amount of our principal and interest payments due in each of the five years:

        Year            Aggregate Principal          Aggregate Interest
        ----            -------------------          ------------------
        2000                 $ 796,000                 $ 5,531,000
        2001                        --                  11,000,000
        2002                        --                  11,000,000
        2003                        --                  11,000,000
        2004                        --                  11,000,000

      Our substantial proportion of debt to equity, or leverage, could have significant negative consequences for our future operations, including:

      - increasing our vulnerability to general adverse economic and industry conditions;

      -  limiting our ability to obtain additional financing;

      - requiring the dedication of a substantial portion of our expected cash flow from operations to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including working capital and capital expenditures;

      - limiting our flexibility in planning for, or reacting to, changes in our business and the industry in which we compete; or

      - placing us at a possible competitive disadvantage compared to less leveraged competitors and competitors that have better access to capital resources.

OUR STOCK PRICE HAS BEEN AND WILL LIKELY CONTINUE TO BE VOLATILE, AND YOU MAY BE UNABLE TO RESELL YOUR SHARES AT OR ABOVE THE PRICE YOU PAID

      Our stock price has been and is likely to continue to be highly volatile. For example, our stock price has since the beginning of 2000 traded as high as $289.06 on February 25, 2000 and as low as $43.38 on May 24, 2000. Our stock price could fluctuate significantly due to a number of factors, including:

      -  variations in our actual or anticipated operating results;

      -  sales of substantial amounts of our stock;

      - announcements about us or about our competitors, including technological innovation or new products or services;

      - litigation and other developments relating to our patents or other proprietary rights or those of our competitors;

      - conditions in the life sciences, pharmaceuticals or genomics industries;

      -  governmental regulation and legislation; and

      - changes in securities analysts' estimates of our performance, or our failure to meet analysts' expectations.

Many of these factors are beyond our control.

      In addition, the stock markets in general, and the Nasdaq National Market and the market for life sciences and technology companies in particular, have experienced extreme price and volume fluctuations recently. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. These broad market and industry factors may decrease the market price of our common stock, regardless of our actual operating performance.

      In the past, companies that have experienced volatility in the market prices of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, it could result in substantial costs and a diversion of management's attention and resources, which could affect our profitability.

                           FORWARD-LOOKING STATEMENTS

      When used in this prospectus, the words "expects," "anticipates," "estimates," "plans," and similar expressions are intended to identify forward-looking statements. These are statements that relate to future periods and include statements as to our expected net losses, our expected cash flows, the adequacy of our capital resources, growth in our operations, our ability to commercialize products developed under collaborations and alliances, our ability to complete the sequence of full-length genes in areas of therapeutic interest and file patents on these potential drug targets, our ability to integrate companies and operations that we have acquired or will acquire, our ability to implement online delivery of our database and software products, the scheduling and timing of our litigation, our strategy with regard to protecting our proprietary technology, our ability to compete and respond to rapid technological change and the performance and utility of our products and services. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, the extent to which the pharmaceuticals and biotechnology industries use genomic information in research and development, risks relating to development of new products and services and their use by our potential customers and collaborators, our ability to work with our collaborators to meet the goals of our collaborators and alliances, our ability to retain and obtain customers, the cost of accessing or acquiring technologies or intellectual property, the effectiveness of our sequencing efforts, the impact of alternative technological advances and competition, uncertainties associated with changes in patent laws, developments in and expenses related to litigation and interference proceedings, and the risks set forth above under the caption "Risk Factors."

                           PROCEEDS FROM THE OFFERING

      We will not receive any proceeds from the sale of the shares by the selling stockholders. All proceeds from the sale of the shares will be for the account of the selling stockholders, as described below. See "Selling Stockholders" and "Plan of Distribution."

                              SELLING STOCKHOLDERS


      In February 2000, we entered into common stock purchase agreements with the selling stockholders pursuant to which we sold the shares covered by this prospectus. Under the agreements, we agreed to register the shares under the Securities Act for resale to the public and, subject to the terms of the agreements, to cause this registration statement to be kept effective until the earlier of (1) February 28, 2002, (2) the date on which all selling stockholders are eligible to sell all shares then held by them without volume restrictions under Rule 144(e) of the Securities Act, or (3) such time as all the shares offered by this prospectus have been sold.

      The following table sets forth information regarding the beneficial ownership of common stock by each of the selling stockholders and the shares being offered by the selling stockholders. Information with respect to beneficial ownership is based upon information obtained from the selling stockholders. Information with respect to shares owned beneficially after the offering assumes the sale of all of the shares offered and no other purchases or sales of common stock.

                                      SHARES BENEFICIALLY                SHARES BENEFICIALLY
                                          OWNED PRIOR       NUMBER OF        OWNED AFTER
                                          TO OFFERING         SHARES           OFFERING
                                     --------------------     BEING      -------------------
SELLING STOCKHOLDERS                   NUMBER     PERCENT    OFFERED     NUMBER      PERCENT
--------------------                 ---------    -------  ---------     -------     -------
  Janus Capital Corporation ......   3,524,295    11.0%    2,000,000     1,524,295     4.8%
  100 Fillmore Street
  Denver, CO 80206

--------------

      The share amounts in the table above are based on a Schedule 13G dated March 9, 2000. The number of shares being offered includes:

      -  100,000 shares held by Janus Olympus Fund (Managed by Claire Young),

      - 498,785 shares held by Janus Worldwide Fund (Co-managed by Helen Young Hayes and Laurence Chang),

      - 101,215 shares held by Janus Aspen Series -- Worldwide Growth Portfolio (Managed by Helen Young Hayes),

      -  95,860 shares held by Janus Enterprise Fund (Managed by Jim Goff),

      - 204,140 shares held by Janus Aspen Series -- Aggressive Growth Portfolio (Managed by Jim Goff),

      - 600,000 shares held by Janus Twenty Fund (Managed by Scott Schoelzel), and

      -  400,000 shares held by Janus Mercury Fund (Managed by Warren Lammert).

                              PLAN OF DISTRIBUTION

      The selling stockholders may offer and sell the shares covered by this prospectus at various times. As used in this prospectus, the term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received from a named selling stockholder as a gift, partnership distribution, or other non-sale-related transfer after the date of this prospectus. The selling stockholders will act independently of Incyte in making decisions with respect to the timing, manner and size of each sale. The shares may be sold by or for the account of the selling stockholders in transactions on the Nasdaq National Market, the over-the-counter market, or otherwise. These sales may be made at fixed prices, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The shares may be sold by means of one or more of the following methods:

      - a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

      - purchases by a broker-dealer as principal and resale by that broker-dealer for its account pursuant to this prospectus;

      - ordinary brokerage transactions in which the broker solicits purchasers;

      - in connection with short sales, in which the shares are redelivered to close out short positions;

      - in connection with the loan or pledge of shares registered hereunder to a broker-dealer, and the sale of the shares so loaned or the sale of the shares so pledged upon a default;

      - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions and in settlement of other transactions in standardized or over-the-counter options;

      -  privately negotiated transactions; or

      -  in a combination of any of the above methods.

      If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

      In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in resales. Broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders or from the purchasers of the shares or from both. This compensation may exceed customary commissions.

      The selling stockholders and any broker-dealers, agents or underwriters that participate with the selling stockholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any commissions paid or any discounts or concessions allowed to any of those persons, and any profits received on the resale of the shares purchased by them, may be deemed to be underwriting commissions or discounts under the Securities Act.

      Incyte has agreed to bear all expenses of registration of the shares other than fees and expenses, if any, of counsel or other advisors to the selling stockholders. Any commissions, discounts, concessions or other fees, if any, payable to broker-dealers in connection with any sale of the shares will be borne by the selling stockholders selling those shares.

                                  LEGAL MATTERS

      Selected legal matters with respect to the validity of common stock offered by this prospectus are being passed upon for Incyte by Pillsbury Madison & Sutro LLP, San Francisco, California.

                                     EXPERTS

      Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1999. Our financial statements are incorporated by reference in this prospectus in reliance upon Ernst & Young LLP's report, which is based in part on the report of PricewaterhouseCoopers LLP, given on their authority as experts in accounting and auditing.


     The audited financial statements of diaDexus, LLC not separately presented in this prospectus, have been audited by PricewaterhouseCoopers LLP, independent accountants, whose report thereon appears therein. Such financial statements, to the extent they have been included in the financial statements of Incyte Genomics, Inc., have been so included in reliance on the report of such independent accountants given on the authority of said firm as experts in auditing and accounting.

                       WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements, and other information with the Securities and Exchange Commission. You may read and copy any materials we file with the Commission at the Commission's public reference rooms:

   450 Fifth Street, N.W.       500 West Madison Street   7 World Trade Center
   Room 1024                    14th Floor                Suite 1300
   Washington, D.C.             Chicago, Illinois         New York, New York

Please call the Commission at 1-800-SEC-0330 for more information on its public reference rooms. The Commission also maintains an Internet Website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

      We have filed with the Commission a registration statement, which contains this prospectus, on Form S-3 under the Securities Act of 1933. The registration statement relates to the common stock offered by the selling stockholders. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement and its exhibits and schedules for further information with respect to the Company and the common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of that contract or document filed as an exhibit to the registration statement. You may read and obtain a copy of the registration statement and its exhibits and schedules from the Commission, as described in the preceding paragraph.

                       DOCUMENTS INCORPORATED BY REFERENCE

      The Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed. The documents we incorporate by reference are:

      -  Our Annual Report on Form 10-K for the year ended December 31, 1999.

      -  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000.

      - Our current reports on Form 8-K filed with the Commission on February 1, 2000; February 17, 2000; February 22, 2000; February 24, 2000; March
         24, 2000 and July 25, 2000.

      - The description of our common stock contained in our registration statement on Form 8-A filed under the Exchange Act on January 5, 1996.

      - The description of our Series A Participating Preferred Stock Purchase Rights contained in the registration statement on Form 8-A filed under the Exchange Act on September 30, 1998.



      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and number:

      Investor Relations
      Incyte Genomics, Inc.
      3160 Porter Drive
      Palo Alto, California 94304
      Telephone (650) 845-4589






                            ------------------------

      We have not authorized anyone to provide you with information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. The selling stockholders are offering to sell, and seeking offers to buy, only the shares of Incyte common stock covered by this prospectus, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date, regardless of the time of delivery of this prospectus or of any sale of the shares.